May 9, 2017

VIA EDGAR

Ms. Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	A.S.V., LLC.

Registration Statement on Form S-1

File No. 333-216912

Dear Ms. Ravitz:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on May 11, 2017 or as soon thereafter as is practicable. By separate letter, the underwriters of the offering of the securities being registered join in this request for acceleration.

Please call Todd M. Kaye of Bryan Cave LLP at (314) 259-2194 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

A.S.V., LLC

/s/ Andrew M. Rooke
By: Andrew M. Rooke
Title: Chief Executive Officer

cc:	Todd M. Kaye (Bryan Cave LLP)

Christopher J. Barry (Dorsey & Whitney LLP)